As filed with the Securities and Exchange Commission on March 15, 2006

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Dynegy Inc.

(Name of Subject Company (issuer) and Filing Person (offeror))

4.75% Convertible Subordinated Debentures due 2023

(Title of Class of Securities)

26816QAB7

26816QAA9

(CUSIP Number of Class of Securities)

J. KEVIN BLODGETT

GENERAL COUNSEL AND EXECUTIVE VICE PRESIDENT, ADMINISTRATION

DYNEGY INC.

1000 LOUISIANA, SUITE 5800

HOUSTON, TEXAS 77002

(713) 507-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Robert F. Gray, Jr., Esq. Mayer, Brown, Rowe & Maw LLP 700 Louisiana Street, Suite 3600 Houston, Texas 77002 (713) 221-1651	Andrew J. Pitts, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE

$298,408,500(a)	$31,930

(a)	Estimated solely for the purpose of determining the registration fee. The amount assumes the conversion of all outstanding 4.75% Convertible Subordinated Debentures due 2023. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, and equals $.000107 for each $1,000,000 of the value of the transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$27,073	Filing Party:	Dynegy Inc.
Form or Registration No.:	Form S-4 (333-132454)	Date Filed:	March 15, 2006

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Issuer Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Dynegy Inc., an Illinois corporation (the “Company”), to convert all of its outstanding 4.75% Convertible Subordinated Debentures due 2023 (the “Debentures”), to shares of Class A common stock, no par value (“Class A common stock”), of Dynegy Inc. and cash, upon the terms and subject to the conditions set forth in the Prospectus and Solicitation Statement dated March 15, 2005 (the “Prospectus”) and the related Letter of Transmittal and Consent, which are parts of the Company’s Registration Statement on Form S-4 dated the date hereof (the “Registration Statement”) and are incorporated by reference herein.

In connection with the Offer, the Company is also soliciting, upon the terms and subject to the conditions specified in the Prospectus, consents from the holders of the Debentures to proposed amendments to the indenture under which the Debentures were issued to eliminate the cross-default and cross-acceleration provisions contained therein, as more particularly described in the Prospectus under the heading “The Offer and Consent Solicitation — The Proposed Amendments.”

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet

The information set forth in the Prospectus in the section entitled “Summary” is incorporated herein by reference in answer to Item 1 of this Issuer Tender Offer Statement on Schedule TO.

Item 2.	Subject Company Information

(a) Name and Address.

The name of the subject company is Dynegy Inc., the address of the Company’s principal executive offices is 1000 Louisiana, Suite 5800, Houston, Texas 77002. The Company’s telephone number is (713) 507-6400.

(b) Securities.

The subject class of securities is the Company’s 4.75% Convertible Subordinated Debentures due 2023. As of March 10, 2006, $225 million aggregate principal amount of Debentures was outstanding.

(c) Trading Market and Price.

There is no established reporting system or trading market for trading in the Debentures; the Debentures currently are traded over-the-counter.

Item 3.	Identity and Background of Filing Person

(a) Name and Address.

The information set forth in Item 2 above is incorporated herein by reference in answer to Item 3 of this Issuer Tender Offer Statement on Schedule TO.

As required by general instruction C to Schedule TO, the following persons are the directors, executive officers or controlling persons of the Company:

Name	Position

Bruce A. Williamson	Chairman of the Board of Directors and Chief Executive Officer
Holli C. Nichols	Executive Vice President and Chief Financial Officer
Carolyn J. Stone	Senior Vice President and Controller
Charles E. Bayless	Director
David W. Biegler	Director
Linda Walker Bynoe	Director
Thomas D. Clark, Jr.	Director

Name	Position
Barry J. Galt	Director
Patricia A. Hammick	Director
George L. Mazanec	Director
Robert C. Oelkers	Director
Howard B. Sheppard	Director
Joe J. Stewart	Director
William L. Trubeck	Director
Rebecca B. Roberts	Director
Stephen A. Furbacher	President and COO
Lynn A. Lednicky	Executive Vice President of Strategic Planning and Corporate Business Development
J. Kevin Blodgett	General Counsel and Executive Vice President, Administration

The address of each director and executive officer listed above is c/o Dynegy Inc., 1000 Louisiana, Suite 5800, Houston, Texas 77002 and each such person’s telephone number is (713) 507-6400.

Item 4.	Terms of the Transaction

(a) Material Terms.

The information in the Prospectus and the related Letter of Transmittal is incorporated herein by reference in answer to Item 4 of this Issuer Tender Offer Statement on Schedule TO.

(b) Purchases.

To the Company’s knowledge, none of the Company’s officers, directors or affiliates beneficially hold Debentures.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(e) Agreements Involving the Subject Company’s Securities.

The Company has entered into the following agreements, each of which is incorporated by reference herein, in connection with the Debentures: Purchase Agreement, dated August 1, 2003, among the Company, Dynegy Holdings Inc. and the Purchasers named therein; Indenture, dated August 11, 2003, among the Company, Dynegy Holdings Inc. and Wilmington Trust Company, as trustee; Registration Rights Agreement, dated August 11, 2003, among the Company, Dynegy Holdings Inc. and the Initial Purchasers named therein; and Indemnity Agreement, dated August 11, 2003, among the Company, Dynegy Holdings Inc and Chevron U.S.A. Inc.

The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Offer and Consent Solicitation,” “The Offer and Consent Solicitation,” and “Description of Capital Stock” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) Purposes.

The information in the Prospectus in the Sections entitled “Summary — Purpose of the Offer,” “Questions and Answers About the Offer and Consent Solicitation” and “The Offer to Convert and Consent Solicitation — Purpose of the Offer and Consent Solicitation” is incorporated herein by reference in answer to Item 6 of this Issuer Tender Offer Statement on Schedule TO.

(b) Use of Securities Acquired.

The information set forth in the Prospectus in the section entitled “Use of Proceeds” is incorporated herein by reference.

(c) Plans.

The information set forth in the Prospectus in the sections entitled “Summary—Recent Developments,” “Questions and Answers About the Offer and Consent Solicitation,” “Risk Factors,” “Dividend Policy,” “The Offer and Consent Solicitation” and “Description of Capital Stock” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

(a) Source of Funds.

The information in the Prospectus in the section entitled “Questions and Answers About the Offer and Consent Solicitation—How will the Company fund the cash portions of the Offer Consideration?” is incorporated herein by reference in answer to Item 7 of this Issuer Tender Offer Statement on Schedule TO.

(b) Conditions.

The information in the Prospectus in the sections entitled “Summary — The Offer and Consent Solicitation — Conditions to the Offer and Consent Solicitation,” “Questions and Answers About the Offer and Consent Solicitation” and “The Offer and Consent Solicitation — Conditions to the Offer and Consent Solicitation” is incorporated herein by reference in answer to Item 7 of this Issuer Tender Offer Statement on Schedule TO.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company

(a) Securities Ownership.

The information in the Prospectus in the section entitled “Interests of Directors and Officers” is incorporated herein by reference.

(b) Securities Transactions.

The information in the Prospectus in the section entitled “Interests of Directors and Officers” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations and Recommendations.

The information regarding the Company’s dealer manager, conversion agent and Information Agent set forth in the Prospectus in the sections entitled “dealer manager,” “information agent” and “conversion agent” are incorporated herein by reference in answer to Item 9 of this Issuer Tender Offer Statement on Schedule TO.

Item 10.	Financial Statements

(a) Financial Information.

The information for the fiscal years ended December 31, 2005 and 2004 set forth under “Item 8. Financial Statements and Supplementary Data” in the Company’s Annual Report on Form 10-K, as filed with the SEC on March 14, 2006 is incorporated by reference herein. The information set forth in the Prospectus in the sections entitled “Summary—Summary Historical and Unaudited Pro Forma Financial Data,” “Ratio Information,” and “Unaudited Pro Forma Condensed Consolidated Financial Data” is incorporated herein by reference. The reports and other information filed by the Company with the Securities and Exchange Commission can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room, at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

(b) Pro Forma Information.

The information in the Prospectus in the sections entitled “Summary—Summary Historical and Unaudited Pro Forma Financial Data,” “Ratio Information,” and “Unaudited Pro Forma Condensed Consolidated Financial Data” is incorporated herein by reference in answer to Item 10 of this Issuer Tender Offer Statement on Schedule TO.

Item 11.	Additional Information

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information in the Prospectus and the related Letter of Transmittal is incorporated herein by reference in answer to Item 11 of this Issuer Tender Offer Statement on Schedule TO.

(b) Other Material Information.

None.

Item 12.	Exhibits

Exhibit No.	Description

(a)(1)(i)	Prospectus and Consent Solicitation, dated March 15, 2006 (incorporated by reference to the Registration Statement).

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to the Registration Statement).

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to the Registration Statement).

(a)(1)(iv)	Letter to Clients (incorporated by reference to the Registration Statement).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Prospectus and Consent Solicitation, dated March 15, 2006 (incorporated by reference to the Registration Statement).

(a)(5)	Press release dated March 15, 2006 (filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Act of 1934).

(b)	None.

(d)(1)	Indenture dated August 11, 2003 between Dynegy Inc., Dynegy Holdings Inc. and Wilmington Trust Company, as trustee, including the form of debenture issuable pursuant to the Indenture (incorporated by reference to Exhibit 4.9 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

(d)(2)	Registration Rights Agreement dated August 11, 2003 among Dynegy Inc., Dynegy Holdings Inc. and the initial purchasers named therein (incorporated by reference to Exhibit 4.10 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

(d)(3)	Indemnity Agreement dated August 11, 2003 among Dynegy Inc., Dynegy Holdings Inc. and Chevron U.S.A. Inc. (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

(d)(4)	Purchase Agreement dated August 1, 2003 among Dynegy Inc., Dynegy Holdings Inc. and the initial purchasers named therein (incorporated by reference to Exhibit 10.9 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

(g)	None.

(h)	Opinion of Mayer, Brown, Rowe & Maw LLP as to Tax Matters (incorporated by reference to Exhibit 8.1 of the Registration Statement).

Item 13.	Information required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DYNEGY INC.

By:	/s/ J. Kevin Blodgett
Name:	J. Kevin Blodgett
Title:	General Counsel and Executive Vice President, Administration

Dated: March 15, 2006